Exhibit 99.2

Consolidated Financial Statements of

neptune WELLNESS SOLUTIONS inc.

For the years ended March 31, 2020 and 2019

KPMG LLPTelephone     (514) 840-2100

600 de Maisonneuve Blvd. WestFax                  (514) 840-2187

Suite 1500, Tour KPMGInternet           www.kpmg.ca

Montréal (Québec)  H3A 0A3

Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Neptune Wellness Solutions Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Neptune Wellness Solutions Inc. (the "Company") as of March 31, 2020 and 2019, the related consolidated statements of earnings and comprehensive loss, changes in equity, and cash flows for each of the years in the two year period ended March 31, 2020 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two year period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 10, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3(q) to the consolidated financial statements, the Company has changed its method of accounting for leases as of April 1, 2019, due to the adoption of IFRS 16, Leases using a modified retrospective transition approach.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since fiscal 2007.

Montréal, Canada

June 10, 2020

.

*CPA auditor, CA, public accountancy permit No. A120841

KPMG LLPTelephone     (514) 840-2100

600 de Maisonneuve Blvd. WestFax                  (514) 840-2187

Suite 1500, Tour KPMGInternet         www.kpmg.ca

Montréal (Québec)  H3A 0A3

Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Neptune Wellness Solutions Inc.

Opinion on Internal Control over Financial Reporting

We have audited Neptune Wellness Solutions Inc.’s (the "Company") internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2020 and 2019, the related consolidated statements of earnings and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2020 and the related notes (collectively, the consolidated financial statements), and our report dated June 10, 2020 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired the assets of SugarLeaf Labs LLC and Forest Remedies LLC (collectively "SugarLeaf") during the year ended March 31, 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2020, internal control over financial reporting associated with total current assets of $6,046,000, total non-current assets of $6,325,000, total current liabilities of $855,000, total non-current liabilities of $5,374,000, total revenues of $2,682,000 and loss from operating activities of $7,589,000 included in the consolidated financial statements of the Company as of and for the year ended March 31, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of SugarLeaf.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montréal, Canada

June 10, 2020

*CPA auditor, CA, public accountancy permit No. A120841

neptune WELLNESS SOLUTIONS inc.

Consolidated Financial Statements

For the years ended March 31, 2020 and 2019

Financial Statements

neptune wellness solutions inc.

Consolidated Statements of Financial Position

As at March 31, 2020 and 2019

	March 31,	March 31,
	2020	2019 (1)
Assets

Current assets:
Cash and cash equivalents (note 22)	$16,577,076	$9,819,351
Short-term investment (note 22)	36,000	48,000
Trade and other receivables (note 5)	10,793,571	5,806,388
Prepaid expenses	2,296,003	1,093,677
Inventories (note 6)	9,092,538	5,038,161
Other asset (note 20 (a))	—	2,835,000
	38,795,188	24,640,577

Property, plant and equipment (note 7)	60,028,574	47,023,973
Right-of-use assets (note 8)	1,386,254	—
Intangible assets (note 9)	25,518,287	7,650,598
Goodwill (note 9)	42,333,174	6,750,626
Tax credits recoverable (note 18)	184,470	152,464
Other asset (note 20 (a))	530,000	4,002,337
Total assets	$168,775,947	$90,220,575

Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$12,451,669	$8,519,239
Lease liabilities (note 8)	450,125	—
Loans and borrowings (note 11)	3,180,927	3,466,501
Deferred revenues	17,601	25,070
Provisions (note 12)	1,115,703	7,964,576
	17,216,025	19,975,386

Deferred lease inducements	—	207,745
Lease liabilities (note 8)	1,141,314	—
Long-term payables (note 13)	555,440	855,337
Deferred tax liabilities (note 18)	5,015,106	197,181
Other liability (note 24)	1,217,769	—
Total liabilities	25,145,654	21,235,649

Equity:
Share capital (note 14)	213,876,454	131,083,698
Warrants (note 14 (f))	18,597,776	648,820
Contributed surplus	69,173,313	39,165,706
Accumulated other comprehensive income	5,517,376	758,066
Deficit	(163,534,626)	(102,671,364)
Total equity	143,630,293	68,984,926

Commitments and contingencies (note 21)
Subsequent event (note 25)
Total liabilities and equity	$168,775,947	$90,220,575
(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3 (q).

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ John Moretz	/s/ Michael Cammarata
John Moretz	Michael Cammarata
Chairman of the Board	President and CEO

NEPTUNE wellness solutions INC.

Consolidated Statements of Earnings and Comprehensive Loss

For the years ended March 31, 2020 and 2019

	March 31, 2020	March 31, 2019 (1)
Revenue from sales and services	$27,722,571	$23,163,016
Royalty revenues	1,630,717	1,279,026
Other revenues	224,516	—
Total revenues (note 23)	29,577,804	24,442,042

Cost of sales (note 6)	(31,416,251)	(16,827,594)
Gross profit	(1,838,447)	7,614,448

Research and development expenses, net of tax credits and grants of $73,930 (2019 - $82,584)	(2,870,497)	(7,211,553)
Selling, general and administrative expenses	(64,664,389)	(15,285,716)
Litigation provisions (note 12)	—	(7,930,383)
Impairment loss on goodwill (note 9)	(85,548,266)	—
Loss from operating activities	(154,921,599)	(22,813,204)

Finance income (note 16)	2,035,218	246,652
Finance costs (note 16)	(583,707)	(455,136)
Change in fair value of contingent consideration (note 4)	97,208,166	—
	98,659,677	(208,484)
Loss before income taxes	(56,261,922)	(23,021,688)

Income tax expense (note 18)	(4,601,340)	(170,011)
Net loss	(60,863,262)	(23,191,699)

Other comprehensive income
Unrealized gains on investments (note 20 (a))	1,320,431	251,597
Net change in unrealized foreign currency losses on translation of net investments in foreign operations	3,438,879	—
Net change in unrealized loss on derivatives designated as cash flow hedges	—	(19,090)
Total other comprehensive income	4,759,310	232,507

Total comprehensive loss	$(56,103,952)	$(22,959,192)

Basic and diluted loss per share	$(0.68)	$(0.29)

Basic weighted average number of common shares	89,972,395	79,539,984
Diluted weighted average number of common shares	89,972,395	79,539,984

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3 (q).

See accompanying notes to consolidated financial statements.

NEPTUNE wellness solutions INC.

Consolidated Statements of Changes in Equity

For the years ended March 31, 2020 and 2019

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Total
Balance at March 31, 2019 (1)	79,987,292	$131,083,698	$648,820	$39,165,706	$758,066	$—	$(102,671,364)	$68,984,926

Net loss for the period	—	—	—	—	—	—	(60,863,262)	(60,863,262)
Other comprehensive income for the period	—	—	—	—	1,320,431	3,438,879	—	4,759,310
Total comprehensive income (loss) for the period	—	—	—	—	1,320,431	3,438,879	(60,863,262)	(56,103,952)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 17)	—	—	—	16,594,588	—	—	—	16,594,588
Warrants exercised (note 14 (f))	750,000	3,176,320	(648,820)	—	—	—	—	2,527,500
Warrants in exchange of services rendered by non-employees (note 14 (f))	—	—	18,597,776	—	—	—	—	18,597,776
Share options exercised (note 14 (b))	2,067,418	6,553,243	—	(2,622,819)	—	—	—	3,930,424
DSUs released (note 14 (c))	333,279	492,989	—	(492,989)	—	—	—	—
RSUs released, net of tax (note 14 (d))	437,849	3,099,004	—	(4,061,081)	—	—	—	(962,077)
Private placement, net of issuance costs (note 14 (g))	9,415,910	51,432,131	—	—	—	—	—	51,432,131
At-The-Market Offering, net of issuance costs (note 14 (h))	4,159,086	6,760,099	—	—	—	—	—	6,760,099
Business acquisition (notes 4 and 14 (i))	1,587,301	7,966,970	—	20,589,908	—	—	—	28,556,878
Provisions settled in shares (note 14 (e))	600,000	3,312,000	—	—	—	—	—	3,312,000
Total contributions by and distribution to equity holders	19,350,843	82,792,756	17,948,956	30,007,607	—	—	—	130,749,319

Balance at March 31, 2020	99,338,135	$213,876,454	$18,597,776	$69,173,313	$2,078,497	$3,438,879	$(163,534,626)	$143,630,293

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3 (q).

See accompanying notes to consolidated financial statements.

NEPTUNE wellness solutions INC.

Consolidated Statements of Changes in Equity, Continued

For the years ended March 31, 2020 and 2019

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total
Balance at March 31, 2018	78,804,212	$128,483,507	$648,820	$36,355,549	$506,469	$19,090	$(79,479,665)	$86,533,770

Net loss for the period	—	—	—	—	—	—	(23,191,699)	(23,191,699)
Other comprehensive income (loss) for the period	—	—	—	—	251,597	(19,090)	—	232,507
Total comprehensive income (loss) for the period	—	—	—	—	251,597	(19,090)	(23,191,699)	(22,959,192)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 17)	—	—	—	3,712,415	—	—	—	3,712,415
Share options exercised (note 14 (b))	1,047,523	2,396,141	—	(698,208)	—	—	—	1,697,933
DSUs released (note 14 (c))	135,557	204,050	—	(204,050)	—	—	—	—
Total contributions by and distribution to equity holders	1,183,080	2,600,191	—	2,810,157	—	—	—	5,410,348

Balance at March 31, 2019 (1)	79,987,292	$131,083,698	$648,820	$39,165,706	$758,066	$—	$(102,671,364)	$68,984,926

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3 (q).

See accompanying notes to consolidated financial statements.

neptune wellness solutions inc.

Consolidated Statements of Cash Flows

For the years ended March 31, 2020 and 2019

	March 31,	March 31,
	2020	2019 (1)
Cash flows used in operating activities:
Net loss for the period	$(60,863,262)	$(23,191,699)
Adjustments:
Depreciation of property, plant and equipment	3,005,017	2,351,617
Amortization of right-of-use assets	378,309	—
Amortization of intangible assets	5,000,910	704,705
Net loss from sale of property, plant and equipment	14,165	32,333
Impairment loss on goodwill (note 9)	85,548,266	—
Stock-based compensation	16,594,588	3,712,415
Impairment loss on inventories (note 6)	2,081,943	—
Non-employees compensation related to warrants (note 14 (f))	18,597,776	—
Recognition of deferred revenues	(25,070)	(107,635)
Amortization of deferred lease inducements	—	(59,356)
Net finance (income) expense	(1,451,511)	208,484
Unrealized foreign exchange loss	979,505	20,158
Change in fair value of contingent consideration (note 4)	(97,208,166)	—
Income taxes expense (note 18)	4,601,340	170,011
	(22,746,190)	(16,158,967)
Changes in operating assets and liabilities (note 19)	(8,684,797)	8,004,507
	(31,430,987)	(8,154,460)
Cash flows used in investing activities:
Maturity of previously restricted short-term investments	12,000	2,374,000
Interest received	151,219	222,700
Business acquisition, net of cash acquired (note 4)	(15,770,400)	—
Acquisition of property, plant and equipment	(13,785,701)	(6,738,554)
Acquisition of intangible assets	(487,184)	(2,352,205)
Proceeds from sale of property, plant and equipment	7,103	—
Sales of Acasti shares (note 20 (a))	5,317,770	—
	(24,555,193)	(6,494,059)
Cash flows from financing activities:
Variation of the bank line of credit (note 19 (c))	(620,000)	130,000
Repayment of loans and borrowings (note 19 (c))	(3,807,132)	(1,357,454)
Increase in loans and borrowings, net of financing fees (note 19 (c))	3,996,392	—
Payment of lease liabilities (note 8)	(384,494)	—
Interest paid	(359,825)	(281,510)
Private placement (note 14 (g))	53,970,867	—
At-The-Market Offering (note 14 (h))	7,069,220	—
Issuance of shares costs (note 14 (g) and (h))	(2,847,857)	—
Proceeds from exercise of options (note 14 (b))	3,930,424	1,697,933
Proceeds from exercise of warrants (note 14 (f))	2,527,500	—
Withholding taxes paid pursuant to the settlement of non-treasury RSUs (note 17 (b))	(962,077)	—
	62,513,018	188,969
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	230,887	(8,206)
Net increase (decrease) in cash and cash equivalents	6,757,725	(14,467,756)
Cash and cash equivalents as at April 1, 2019 and 2018	9,819,351	24,287,107
Cash and cash equivalents as at March 31, 2020 and 2019	$16,577,076	$9,819,351

Cash and cash equivalents is comprised of:
Cash	$16,577,076	$3,676,704
Cash equivalents	—	6,142,647

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3 (q).

See accompanying notes to consolidated financial statements.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2020 and 2019

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc. and Neptune Holding USA, Inc.

Neptune is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care. Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000 square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors on June 10, 2020.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 3 (l)(ii));
•	Acquisition of SugarLeaf including the acquired assets and liabilities and the related contingent consideration (note 4); and
•	Financial asset which is measured at fair value (note 20 (a)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent company.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of  economic benefits that will be required to settle matters subject to litigation (notes 12 and 21);

•	Assessing if performance criteria on options and DSUs will be achieved in measuring the stock-based compensation expense (note 17);
•	Assessing the fair value of services rendered in exchange of warrants (note 14 (f));
•

Assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets (notes 17 and 24); and

•	Assessing the criteria for recognition of tax assets (note 18).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets (notes 3 (f)(ii) and 9);
•	Estimating the fair value of bonus and options that are based on market and non-market conditions (notes 17 and 24);
•	Estimating the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business, including the related contingent consideration (note 4); and
•	Estimating the litigation provision as it depends upon the outcome of proceedings (note 12).
3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Corporation’s subsidiaries.

(a)	Basis of consolidation:

Subsidiaries

The Corporation’s subsidiaries, all of which are wholly-owned, and their jurisdiction of incorporation are as follows:

Subsidiary	Jurisdiction of Incorporation
Biodroga Nutraceuticals Inc.	Quebec
SugarLeaf Labs, Inc.	Delaware (with a Certificate of Authority to operate in North Carolina)
Neptune Holding USA, Inc.	Delaware
9354-7537 Québec Inc.	Quebec
(i)	Business combinations and related goodwill:

Business combinations are accounted for using the acquisition method as at the acquisition date, when control is transferred. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Corporation on the date control of the acquired company is obtained. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Corporation measures goodwill as the fair value for the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statement of earnings and comprehensive income or loss as a gain from a bargain purchase.

Restructuring, transaction costs other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Subsequent recognition of goodwill:

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment at least annually and upon occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these accounting policies.

Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Financial instruments:

All financial instruments, including derivatives, are recognized in the consolidated statement of financial position initially at fair value when the Corporation becomes a party to the contractual obligations of the instrument. Transaction costs that are directly attributable to the acquisition or issuance of financial instruments that are not subsequently recognized at fair value are added or deducted from the financial asset or liability and are amortized using the effective interest rate method over the expected life of the related asset/liability.

(i)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(ii)	Financial assets:

On initial recognition, the Corporation classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial asset measured at amortized cost:

A financial asset is subsequently measured at amortized cost using the effective interest method and net of any impairment loss if it meets both of the following conditions and is not designated as at fair value through profit or loss:

▪	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
▪	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The financial assets of the Corporation that are measured at amortized cost consist of cash and cash equivalents, short-term investments, and trade and other receivables. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statement of earnings and comprehensive income (loss).

Financial assets measured at fair value:

Certain financial assets including debt investments and equity investments that are not held for trading are accounted for as fair value through other comprehensive income or loss. Subsequent changes in fair value of these financial assets are recorded in other comprehensive income or loss, except for foreign exchange gains or losses and expected credit loss and reversal that are recognized in profit or loss. Amounts recognized in other comprehensive income for equity investments are not reclassified to profit or loss under any circumstances. Dividends on such instruments are recognized in profit or loss unless dividends clearly represents a recovery of a repayment of part of the cost of the investment. The Corporation has an equity instrument measured at fair value through other comprehensive income or loss (refer to note 20 (a)). All financial assets not classified as measured at amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. In addition, on initial recognition, the Corporation may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income or loss as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets at fair value through profit or loss are

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in the consolidated statement of earnings and comprehensive income (loss). The Corporation currently has no such financial instruments.

Derecognition of financial assets:

Financial assets are derecognized when the Corporation’s contractual rights to the cash flows from the respective assets have expired or the Corporation has transferred its rights to the cash flows from the respective assets and either (i) the Corporation has transferred substantially all of the risks and rewards of the assets or (ii) the Corporation has neither exposure to the risks inherent in those assets nor entitlement to rewards from them. Any gain or loss on derecognition is recognized in the consolidated statement of earnings and comprehensive income (loss).

(iii)	Financial liabilities and equity instruments:

Debt and equity instruments issued by the Corporation are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

On initial recognition, the Corporation classifies its financial liabilities as subsequently measured at either amortized cost or fair value.

Financial liabilities measured at amortized cost:

A financial liability is subsequently measured at amortized cost, using the effective interest method. The Corporation currently classifies loans and borrowings, trade and other payables and long-term payables as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value:

Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net income. The Corporation currently has no significant financial liabilities measured at fair value.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Corporation are recognized at the proceeds received, net of direct issue costs and applicable income taxes.

Derecognition of financial liabilities:

Financial liabilities are derecognized when the obligations under the liabilities are discharged, cancelled, expired or are replaced by a new liability with substantially modified terms. Any gain or loss on derecognition is recognized in the consolidated statement of earnings and comprehensive income (loss).

Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts/payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (when appropriate) a shorter period, to the net carrying amount on initial recognition.

(iv)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(v)	Other equity instruments:

Warrants, options and rights over the Corporation’s equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.

(vi)	Derivative financial instruments and hedge accounting:

Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Embedded derivative is separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss. The Corporation has not had liability-classified derivatives over its own equity for the years ended March 31, 2020 and 2019. The Corporation has not had significant derivatives for the years ended March 31, 2020 and 2019.

Hedge accounting:

Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged risk is a variability in the future cash flows of the hedged item, or a “fair value hedge”, when the hedged risk is a variability in the fair value of the hedged item. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in net income (loss).

Cash flow hedges:

For derivative financial instruments designated as cash flow hedges, the effective portion of changes in their fair value is recognized in other comprehensive income in the consolidated statement of comprehensive income and presented in the cash flow hedges reserve in equity. Any ineffectiveness is recognized in net income (loss) immediately as it arises in the same consolidated statement of earnings and comprehensive loss account as the hedged item when realized.

Should a cash flow hedging relationship become ineffective or the hedging relationship be terminated, previously unrealized gains and losses remain within the cash flows hedges reserve until the hedged item is settled and any future changes in value of the derivative are recognized in net income (loss) prospectively.

When the hedged item is realized, amounts recognized in the cash flow hedge reserve are reclassified to the same consolidated statement of earnings and comprehensive loss account or reclassified to the related non-financial asset in which the hedged item is recorded. If the hedged item ceases to exist before the hedging instrument expires, the unrealized gains or losses within the cash flow hedge reserve are immediately reclassified to net income (loss).

Use of derivative financial instruments:

Derivative financial instruments are utilized, from time to time, by the Corporation in the management of its foreign currency exposures and interest-rate market risks. These derivative financial instruments are used as a method for meeting the risk reduction objectives of the Corporation by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted foreign currency cash flows and interest payments.

When it utilizes derivatives in hedge accounting relationships, the Corporation formally documents and designates all of its eligible hedging relationships. This process involves associating all derivatives to specific assets and liabilities on the consolidated statement of financial position or with forecasted or probable transactions. The Corporation also formally assesses the effectiveness of hedging relationships at inception and on an on-going basis.

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of finished goods, raw materials, supplies and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress includes expenditures incurred in acquiring the inventories, production or conversion costs, sub-contractors costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d)	Property, plant and equipment:
(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	20 to 40 years
Laboratory, R&D and plant equipment	Straight-line	10 to 20 years
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	2 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

(e)	Intangible assets:
(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. There are no capitalized development costs during the years ended March 31, 2020 and 2019. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Other intangible assets:

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development and patent costs, are not capitalized and the expenditure is reflected in the consolidated statement of earnings and comprehensive income (loss) in the year in which the expenditure is incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite. The Corporation has no indefinite life intangible assets.

Intangible assets with finite useful lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The residual value, amortization period and amortization method for an

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

intangible asset with a finite useful life are reviewed at least at each financial year-end and adjusted prospectively, if applicable. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates which are accounted for prospectively.

Intangible assets with finite useful lives are amortized as follows:

Asset	Method	Period/Rate

Non compete agreements	Straight-line	3 years
Customer relationships	Straight-line	10 years
Farmer relationships	Straight-line	3 years
License agreements	Straight-line	31 months to 12 years
Website and trademarks	Straight-line	4 years
Computer software	Straight-line	3 to 5 years

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are described above.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(f)	Impairment:
(i)	Financial assets:

Loss allowances for “expected credit losses” (“ECLs”) are measured on either of the following bases:

▪	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
▪	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade accounts receivable at an amount equal to lifetime ECLs.

The Corporation measures loss allowances for other receivables by determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs. The Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment, including forward-looking information.

The Corporation considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Corporation in full, without recourse by the Corporation to actions such as recovering inventory or the Corporation’s credit insurance.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Corporation is exposed to credit risk.

Measurement of ECLs:

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). The Corporation establishes an impairment loss allowance on a collective and individual assessment basis, by considering past events, current conditions and forecasts of future economic conditions. Collective assessment is carried out by grouping together trade accounts receivable with similar characteristics. ECLs are discounted at the effective interest rate of the financial asset.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Credit-impaired financial assets:

At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Examples of events that could occur are:

▪	significant financial difficulty of the borrower;
▪	a breach of contract, such as a default or past due event;
▪	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
▪	the disappearance of an active market for that financial asset because of financial difficulties.

It may not be possible to identify a single discrete event; instead, the combined effect of several events may have caused financial assets to become credit-impaired.

Presentation of impairment:

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment losses related to trade and other receivables are presented in selling, general and administrative expenses of the consolidated statement of earnings and comprehensive income (loss).

Write-off:

The gross carrying amount of a financial assets is written off when the Corporation has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, tax credits receivable and recoverable and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill:

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. The Corporation defines its CGUs based on the way it internally monitors and derives economic benefits from the acquired goodwill. Impairment losses for a CGU is first allocated to reduce goodwill. An impairment loss in respect of goodwill is not reversed in future periods.

(g)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are usually determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(h)	Revenue:

Sale of products:

Revenue from the sale of goods in the course of ordinary activities is recognized at a point in time when control of the assets is transferred to the customer. The Corporation transfers control generally on shipment of the goods or in some cases, upon reception by the customer. Revenue is measured based on the consideration the Corporation expects to be entitled to receive in exchange of assets as specified in contracts with customers. For some arrangements in which the Corporation is entitled to non-cash consideration, revenue is measured at the fair value of exchanged assets as specified in contracts with customers. Revenue is presented net of returns.

Processing services:

The Corporation is involved in the extraction, purification and formulation of health and wellness products. Revenue earned on processing services is recognized as the services are rendered in accordance with contractual terms, recovery of the consideration is probable and the amount of revenue can be measured reliably. The Corporation recognizes revenue from processing services in proportion to the stage of completion of the service at the reporting date. The stage of completion is assessed based on surveys of work performed. All related production costs are expenses as incurred.

Royalty revenues:

Royalties are earned under the terms of the applicable agreement and are recognized when it is probable that the economic benefits associated with the transaction will be received and the amount can be measured reliably.

(i)	Government grants:

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(j)	Lease:

The Company adopted IFRS 16, Leases, on April 1, 2019 (refer to note 3 (q)). At inception, the Corporation assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Corporation recognizes a right-of-use asset and a lease liability at the commencement date of the lease, i.e. the date the underlying asset is available for use.

The details of the new significant accounting policies in relation to the Corporation’s leases effective April 1, 2019 are set out below (refer to note 3 (q)).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for remeasurement of lease liabilities. Cost of right-of-use assets is comprised of:

•	the initial measurement amount of the lease liabilities recognized;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred; and
•

an estimate of costs to dismantle and remove the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease contract.

Right-of-use assets are depreciated on a straight-line basis over the lesser of i) the estimated useful life of the underlying assets; and ii) the lease term.

Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Corporation uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, lease extension options, if reasonably certain that it will be exercised, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Corporation is reasonably certain to exercise that option.

Variable lease payments that do not depend on an index or a specified rate are not included in the measurement of lease liabilities but instead are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced to reflect lease payments made. In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or specified rate, if there is a modification to the lease terms and conditions, a change in the estimate of the amount expected to be payable under residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a termination, extension or purchase option. The remeasurement amount of the lease liabilities is recognized as an adjustment to the right-of-use asset, or in the consolidated statement of earnings when the carrying amount of the right-of-use asset is reduced to zero.

Classification and presentation of lease-related expenses

Depreciation charge for right-of-use assets, expenses related to variable lease payments not included in the measurement of lease liabilities and loss (gain) related to lease modifications are allocated in the Corporation’s consolidated statement of earnings based on their function within the Corporation, while interest expense on lease liabilities is presented within finance costs.

Cash flows classification

Lease payments related to the principal portion of the lease liabilities are classified as cash flows from financing activities and lease payments related to the interest portion of the lease liabilities are classified as interest paid within cash flows from financing activities. Lease incentives received are classified as cash flows from investing activities. Variable lease payments not included in the measurement of lease liabilities are classified as cash flows from operating activities.

Significant judgment in determining the lease term of contracts with extension options and termination options

The Corporation determines the lease term as the non-cancellable period of the lease, together with any periods covered by an option to extend the lease, if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Corporation applies judgment in assessing whether it is reasonably certain to exercise its options to extend its leases or to not exercise its options to terminate its leases, by considering all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Corporation.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

(k)	Foreign currency:

Transactions in foreign currencies that are not hedged are translated to the respective functional currencies of the Corporation’s subsidiaries at the exchange rate in effect on the date of the transaction. The monetary assets and liabilities denominated in currencies other than the functional currency of a subsidiary are translated at the exchange rates prevailing at the statement of financial position date and translation gains and losses are included in the consolidated statement of earnings and comprehensive income (loss). Non-monetary items denominated in foreign currencies other than the functional currency are translated at historical rates.

The assets and liabilities of foreign operations, whose functional currency is not the Canadian dollar, are translated into Canadian dollars at the exchange rates in effect at the statement of financial position date. Revenue and expenses that are not hedged are translated at the exchange rate in effect on the date of the transaction. Differences arising from the exchange rate changes are included in other comprehensive income (loss) in the cumulative translation account.

On disposal of a foreign operation where control is lost, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) relating to that particular foreign operation is recognized in the consolidated statement of earnings and comprehensive income (loss) as part of the gain or loss on disposal.

(l)	Employee benefits:
(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the share-based payment transactions is measured based on valuation models. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on the historical volatility), weighted average expected life of the instruments (based on contractual life, tranche vesting term and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value of share-based payment awards granted to non-employees is the fair value of the identifiable goods or services or the fair value of the equity instrument granted if the goods or services are not reliably measurable. Measurement date of the fair value is the date at which the Corporation receives the goods or services from the non-employees or the grant date of the instrument when the goods or services are unidentifiable. Goods or services are recognized in expense, with a corresponding increase in contributed surplus over the period that the services are received.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Finance costs comprise interest expense and accretion on borrowings, unwinding of the discount on provisions and long-term payables, financing costs, penalty on debt reimbursement and bank charges. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(n)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS'') data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, share options and deferred share units granted to employees and directors.

(p)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

(q)	New standards and interpretations adopted during the year:
(i)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The Corporation has adopted IFRS 16 using the modified retrospective method of adoption, with the effect of initially applying this standard recognized at the date of initial application, i.e. April 1, 2019. Under this method, the Corporation elected to measure right-of-use of asset as equal to lease liability, adjusted for amounts previously recorded for deferred lease inducements or prepaid rent as at the date of adoption. Accordingly, the cumulative effect of initially applying IFRS 16 is nil on the opening balance of retained earnings as at April 1, 2019. The comparative information has not been restated, i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Transition options and practical expedients

The Corporation has elected to apply the following transition options and practical expedients available under IFRS 16:

•

Lease definition: to grandfather the assessment of which transactions are leases on the date of initial application. Accordingly, the Corporation applied IFRS 16 only to contracts that were previously identified as leases under IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, and applied the definition of leases under IFRS 16 only to contracts entered on or after the date of initial application;

•

Short-term leases and leases of low-value items recognition exemptions:  related lease payments are recognized as an expense on straight-line basis or another basis if that basis is more representative; and

•	Leases with a short remaining term: when lease term ends within 12 months of the date of initial application, the lease may be classified as short-term leases.

The Corporation has elected not to apply the following transition options and practical expedients available under IFRS 16:

•	Use of hindsight;
•	Impairment and onerous leases;
•	Initial direct costs;
•	Discount rates; and
•	Non-lease components.

Impact of adopting IFRS 16

The most significant impact as a result of adopting IFRS 16 related to the accounting for the Corporation’s operating leases, as the nature of expenses related to most of the Corporation’s leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Under IAS 17, the Corporation classified each of its leases at the inception date as either a finance lease or an operating lease, based on the extent to which risks and rewards of ownership were transferred to the Corporation. Most of the Corporation’s leases were classified as operating leases as they did not transfer substantially all the risks and rewards of ownership to the Corporation. Lease payments related to the Corporation’s operating leases were recognized as rent expense in the consolidated income statements on a straight-line basis over the lease term and presented as part of cash flows from operating activities in the consolidated statements of cash flows. Any prepaid rent and deferred lease inducements were recognized under “Prepaid expenses” and “Deferred lease inducements”, respectively, in the consolidated statements of financial position as at March 31, 2019.

Upon adoption of IFRS 16, the Corporation recognized right-of-use assets for leases previously classified as operating leases. Right-of-use assets were measured for an amount equal to the lease liability adjusted for prepaid rent and deferred lease inducements. Lease liabilities were measured at the present value of the remaining lease payments on a discounted basis, using the incremental borrowing rate at the date of initial application.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The following table summarizes the impacts of adopting IFRS 16 on the Corporation’s consolidated statement of financial position as at April 1, 2019:

Impact of adopting IFRS 16 as at April 1st, 2019	Note	Increase (decrease)

Assets

Current assets:
Prepaid expenses	(i)	$(22,127)

Non-current assets:
Right-of-use of assets	(ii)	1,176,744

Total assets		$1,154,617

Liabilities

Current liabilities:
Lease liabilities	(ii)	$334,872

Non-current liabilities:
Lease liabilities	(ii)	1,027,490
Deferred lease inducements	(i)	(207,745)

Total liabilities and equity		$1,154,617

(i)	Prepaid expenses and deferred lease inducements related to previous operating leases were derecognized and netted against the right-of-use assets.
(ii)

Lease liabilities of $1,362,362 and related right-of-use assets of $1,176,744 were recognized and presented separately on the consolidated statement of financial position. There was no adjustment from the adoption of IFRS 16 on the opening retained earnings as at April 1, 2019 due to the Corporation choice on transition method.

Reconciliation of operating lease commitments to lease liabilities recognized

When measuring lease liabilities, the Corporation discounted lease payments using its incremental borrowing rate as at April 1, 2019. The weighted average incremental borrowing rate applied as at April 1, 2019 was 5.14%. The lease liabilities as at April 1, 2019 can be reconciled to the operating lease commitments as at March 31, 2019 as follows:

Reconciliation of operating leases commitments to lease liabilities

Operating lease commitments as at March 31, 2019	$1,587,571
Non-lease components separated from lease components	(60,755)
Other	(15,189)
Effect of discounting	(149,265)
Discounted lease liabilities as at April 1st, 2019	$1,362,362

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

(ii)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provided guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation has adopted the Interpretation which did not have an impact on the Corporation’s consolidated financial statements.

(r)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the years ended March 31, 2020 and 2019, and have not been applied in preparing these consolidated financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

4.	Acquisition of SugarLeaf Labs:

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23,737,370 (US $18,062,220), a combination of $15,770,400 (US $12,000,000) in cash and $7,966,970 (US $6,062,220) or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and other performance targets, earnouts could reach $173,474,400 (US $132,000,000). A portion of the earnout is to be paid by the issuance of a fixed number of shares upon the achievement of certain performance targets. The three additional earnout payments are to be paid over the next three years with a combination of cash or common shares, with at least 50% in cash.

As at July 24, 2019, the Corporation recorded $114,965,763 as contingent consideration, which represented its fair value at the date of acquisition, net of the initial consideration paid. Of the total contingent consideration, an amount of $20,589,908 was classified as contributed surplus, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued upon the achievement of certain performance targets. The contingent consideration classified as contributed surplus will not be remeasured and settlement is accounted for in equity. Contingent consideration of $94,375,855 was classified as a liability representing the present value of the expected payout in cash or a variable number of common shares for the earnouts of the next three years. The contingent consideration classified as a liability is required to be remeasured at fair value at each reporting date and subsequent changes to the fair value will be recognized in the statement of earnings. As at March 31, 2020, the fair value of the contingent consideration liability was revalued to nil (refer to change in fair value of contingent consideration below).

The acquisition has been accounted for using the acquisition method with the results of the operations of SugarLeaf being included in the consolidated financial statements since the date of acquisition. The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value was determined considering the expected earnout payments, discounted to present value using a risk-adjusted discount rate of 16% for cash based payments and 26.3% for earnout payments payable in cash or common shares. The risk-adjusted discount rate was calculated based on SugarLeaf’s weighted average cost of capital. The key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Varying the above risk-adjusted discount rate to reflect a 1% movement would have the following effects on the contingent consideration at the acquisition date, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$(1,076,784)	$1,105,768
Contingent consideration - Classified as contributed surplus	(55,764)	56,704
	$(1,132,548)	$1,162,472

Varying the above hemp derived CBD refined oil pricing to reflect a 10% movement would have the following effects on the contingent consideration at the acquisition date, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$5,765,653	$(18,166,584)
Contingent consideration - Classified as contributed surplus	—	—
	$5,765,653	$(18,166,584)

The initial cash consideration of this transaction was funded with the proceeds of the private placement. On July 18, 2019, the Corporation completed a private placement of 9,415,910 common shares with both existing and new institutional investors resulting in gross proceeds to the Corporation of approximately $53,970,867 (US $41,430,004). Transaction costs related to the Private Placement amounted to approximately $2,538,736 resulting in net proceeds of $51,432,131 (note 14 (g)).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Adjusted Final Consideration
Assets acquired
Trade and other receivables	$151,178
Inventories	1,130,965
Property and equipment	1,936,574
Right-of-use asset	499,797
Customer relationships	9,173,116
Farmer relationships	12,208,918
25,100,548

Liabilities assumed
Trade and other payables	$125,956
Lease liability	522,843
648,799

Net assets acquired	24,451,749

Goodwill	115,817,746

Gross purchase consideration	$140,269,495

Less: Settlement of pre-existing relationship	(1,566,362)

Purchase price	$138,703,133

Consist of:
Cash	$15,770,400
Common shares	7,966,970
Contingent consideration - Classified as a liability	94,375,855
Contingent consideration - Classified as contributed surplus	20,589,908
Purchase price	$138,703,133

The Corporation has recorded an adjustment to its previously reported preliminary purchase price allocation reported in prior quarters to reclassify $70,748 from property and equipment to goodwill.

Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in North Carolina. SugarLeaf's cold ethanol processing facility uses hemp cultivated by licensed American growers to yield high-quality full and broad-spectrum hemp extracts.

The 2018 Farm Bill, which was signed into law on December 20, 2018, amended federal law to provide that all parts of the cannabis plant (including its cannabinoids, derivatives and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis would be classified as hemp and would no longer be considered controlled substances. However, despite the passage of the 2018 Farm Bill, there remains a patchwork of Federal and State legislation and uncertainties in their application that could materially impact the Company's business and financial condition. Additionally, demand for products containing cannabis, hemp or their derivatives is dependent on a number of social, political and economic factors that are beyond the Company's control, each of which could cause price fluctuations or decreases in market demand or supply that could adversely affect the Company's business, financial condition, results of operations and prospects.

From the date of acquisition, the SugarLeaf business has contributed $2,681,688 to the total revenues from sales and services and $12,340,025 to the consolidated loss from operating activities excluding the impairment loss on goodwill of SugarLeaf. Had this business acquisition been effected as at the beginning of the 2020 fiscal year, management estimates that the Corporation’s total revenues from sales and services for the year ended March 31, 2020 would have been approximately $29,232,317 and the consolidated loss from operating activities excluding the impairment loss on goodwill for the year ended March 31, 2020 would have been approximately $72,554,121. The Corporation considers these

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, and acquisition costs related to this business combination, would have been the same as if the acquisition would have occurred on April 1, 2019.

Neptune and SugarLeaf were parties to a pre-existing agreement under which Neptune made prepayments for the purchase of product from SugarLeaf of $1,566,362. The pre-existing relationship was effectively terminated when Neptune acquired SugarLeaf.

Acquisition-related costs for the year ended March 31, 2020 of $2,210,727 have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of earnings and comprehensive loss and within the corporate segment.

The fair value, as well as the gross amount of the trade accounts receivable amount to $151,178 of which a negligible amount was expected to be uncollectible at the acquisition date.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill has been allocated to the cannabis segment, which represents the lowest level at which goodwill is monitored internally. Goodwill and intangible assets are deductible for income tax purposes.

As at March 31, 2020, the purchase price allocation is final.

Change in fair value of contingent consideration liability:

Balance at April 1, 2019	$–
Additions through a business combination	94,375,855
Change in fair value	(97,208,166)
Effect of movements in exchange rates	2,832,311
Balance at March 31, 2020	$—

The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value of the contingent liability was remeasured as at March 31, 2020 which included consideration of revised expected earnout payments, discounted at 15.0% for payments to be paid in cash (16.0% at acquisition) and 20.0% for payments to be paid in cash or in shares (26.3% at acquisition). The risk-adjusted discount rates were calculated based on SugarLeaf’s weighted average cost of capital and incorporate risk factors specific to each category of contingent consideration. The decrease in risk-adjusted discount rates from the acquisition date is due to the decrease in the inherent risk of the projected cash flows used to estimate payments.

The key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses. The forecasted sales growth and EBITDA decreased materially from those used at the date of acquisition due to a decline in hemp derived CBD refined oil pricing to $1,310 per kilogram at March 31, 2020 ($5,000 at acquisition), as well as a decrease in forecasted sales volumes.

Varying the above risk-adjusted discount rate to reflect a 1% movement or the above hemp derived CBD refined oil pricing to reflect a 10% movement in the price, assuming all other variables remain constant, would have an impact of nil on the contingent consideration at March 31, 2020.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

5.	Trade and other receivables:

	March 31,	March 31,
	2020	2019

Trade receivables	$8,836,645	$4,889,612
Sales taxes receivable	747,061	697,561
Accrued and other receivables	1,190,640	136,487
Tax credits receivable	14,336	49,685
Grants receivables	4,889	33,043
	$10,793,571	$5,806,388

The Corporation’s exposure to credit and foreign exchange risks related to trade and other receivables is presented in note 20 (b).

6.	Inventories:

	March 31,	March 31,
	2020	2019

Raw materials	$5,065,731	$3,410,613
Work in progress	2,790,815	281,027
Finished goods	553,828	635,914
Supplies and spare parts	682,164	710,607
	$9,092,538	$5,038,161

Cost of sales for the year ended March 31, 2020 was comprised of inventory costs of $28,038,207 (2019 - $15,418,032), other costs of $1,296,101 (2019 - $1,409,562) and impairment loss on inventories of $2,081,943 (2019 - nil).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

7.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Cost:
Balance at March 31, 2018	$228,630	$23,163,119	$26,901,440	$445,360	$372,111	$51,110,660
Additions	—	2,290,779	5,206,225	783	100,560	7,598,347
Disposals	—	—	(40,000)	—	—	(40,000)
Balance at March 31, 2019	228,630	25,453,898	32,067,665	446,143	472,671	58,669,007

Additions through a business acquisition (note 4)	—	1,161,182	683,498	89,288	2,606	1,936,574
Additions	—	5,488,474	8,229,923	74,902	172,657	13,965,956
Disposals	—	—	(12,145)	—	(2,788)	(14,933)
Effect of movements in exchange rates	—	81,288	45,957	6,251	182	133,678
Balance at March 31, 2020	$228,630	$32,184,842	$41,014,898	$616,584	$645,328	$74,690,282

Accumulated depreciation:
Balance at March 31, 2018	—	3,451,791	5,276,487	295,464	277,342	9,301,084
Disposals	—	—	(7,667)	—	—	(7,667)
Depreciation for the year	—	771,634	1,509,432	30,840	39,711	2,351,617
Balance at March 31, 2019	—	4,223,425	6,778,252	326,304	317,053	11,645,034

Disposals	—	—	(361)	—	(407)	(768)
Depreciation for the year	—	872,351	2,023,525	38,952	70,189	3,005,017
Effect of movements in exchange rates	—	1,920	9,515	773	217	12,425
Balance at March 31, 2020	$–	$5,097,696	$8,810,931	$366,029	$387,052	$14,661,708

Net carrying amounts:
March 31, 2019	$228,630	$21,230,473	$25,289,413	$119,839	$155,618	$47,023,973
March 31, 2020	228,630	27,087,146	32,203,967	250,555	258,276	60,028,574
From the balance of property, plant and equipment, an amount of $8,263,652 (2019 - $5,181,494) represents assets which are not yet in service as at March 31, 2020.

Depreciation expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive income (loss):

	Years ended
	March 31,	March 31,
	2020	2019

Cost of sales	$2,755,243	$—
Research and development expenses	—	2,115,631
Selling, general and administrative expenses	249,774	235,986
	$3,005,017	$2,351,617
8.	Leases:

The Corporation has entered into lease contracts mainly for its premises, which expire through the year 2024.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

(a)	Right-of-use assets

	Buildings	Equipment	Total

Balance as at April 1st, 2019	$1,138,729	$38,015	$1,176,744

Business acquisition (note 4)	499,797	–	499,797
Additions	–	54,063	54,063
Amortization for the period	(364,740)	(13,569)	(378,309)
Effect of movements in exchange rates	33,959	–	33,959

Balance as at March 31, 2020	$1,307,745	$78,509	$1,386,254

Amortization of right-of-use assets is included in the consolidated statement of earnings and comprehensive income (loss) in the following captions:

Year ended March 31, 2020

Included in cost of sales	$56,378
Included in general and administrative expenses	321,931

Total amortization	$378,309

The Corporation recorded a revenue of $111,366 for the year ended March 31, 2020 from subleasing right-of-use of assets. There is no contract related to this sublease between the Corporation and the third party. Therefore, there is no lease term. Moreover, revenue varies depending on the use that is made by the third party.

(b)	Lease liabilities

The following table summarizes the lease liabilities amounts recognized in the consolidated statement of financial position as at March 31, 2020:

March 31, 2020

Current	$450,125
Non-current	1,141,314

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The following table summarizes changes to the lease liabilities for the year ended March 31, 2020:

Year ended March 31, 2020

Balance as at April 1st, 2019	$1,362,362

Business acquisition (note 4)	522,843
Additions	54,063
Payments	(490,831)
Interest expense	106,337
Effect of movements in exchange rate	36,665
Balance as at March 31, 2020	$1,591,439

(c)	Cash outflow for leases recognized in the consolidated statement of cash flows

Year ended March 31, 2020

Operating activities:
Cash outflow for non-lease components not included in the measurement of lease liabilities	$(27,378)
Cash inflow for income from sublease	111,366
$83,988
Financing activities:
Cash outflow for principal portion of lease liabilities	$(384,494)
Cash outflow for interest portion of lease liabilities - included within interest paid	(106,337)
$(490,831)

Total net cash outflow for leases	$(406,843)

Interest expense on leases liabilities for the year ended March 31, 2020 of $106,337 is presented under finance costs (note 16).

Expense for non-lease components presented in selling, general and administrative expenses amounted to $27,378 for the year ended March 31, 2020.

Prior the adoption of IFRS 16, during the year ended March 31, 2019, an amount of $295,892 was recognized as an expense in respect of operating leases. An amount of $247,554 has been recorded in selling, general and administrative expenses, nil has been recorded in cost of sales and $48,338 has been recorded in research and development. Included in these amounts are the Corporation’s share of operating costs and taxes under the terms of the leases, in the amount of $58,304 and $109,402, respectively.

(d)	Maturity analysis – contractual undiscounted cash flows

March 31, 2020

Less than 1 year	$556,742
Between 1 and 5 years	1,292,002
More than 5 years	–
Total contractual undiscounted cash flows of lease liabilities	$1,848,744

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

9.	Intangible assets and goodwill:

		Non-compete	Customer	Farmer		License	Website and	Computer
	Goodwill	agreements	relationships	relationships	Patents	agreements	trademarks	software	Total

Cost:
Balance at March 31, 2018	$6,750,626	$400,000	$4,100,000	$—	$360,820	$2,305,803	$—	$71,271	$13,988,520
Additions	—	—	—		—	2,745,840	—	301,829	3,047,669
Balance at March 31, 2019	6,750,626	400,000	4,100,000	—	360,820	5,051,643	—	373,100	17,036,189

Additions through a business acquisition (note 4)	115,817,746	—	9,173,116	12,208,918	—	—	—	—	137,199,780
Additions	—	—	—	—	—	61,455	119,616	—	181,071
Effect of movements in exchange rates	8,107,771	—	642,160	854,680	—	—	—	—	9,604,611
Balance at March 31, 2020	$130,676,143	$400,000	$13,915,276	$13,063,598	$360,820	$5,113,098	$119,616	$373,100	$164,021,651

Accumulated amortization:
Balance at March 31, 2018	$—	$297,111	$920,767	$—	$360,820	$351,562	$—	$—	$1,930,260
Amortization for the year	—	102,889	410,004	—	—	181,716	—	10,096	704,705
Balance at March 31, 2019	—	400,000	1,330,771	—	360,820	533,278	—	10,096	2,634,965

Amortization for the year	—	—	1,030,433	2,745,599	—	1,145,681	4,578	74,619	5,000,910
Impairment loss	85,548,266	—	—	—	—	—	—	—	85,548,266
Effect of movements in exchange rates	2,794,703	—	33,923	157,423	—	—	—	—	2,986,049
Balance at March 31, 2020	$88,342,969	$400,000	$2,395,127	$2,903,022	$360,820	$1,678,959	$4,578	$84,715	$96,170,190

Net carrying amounts:
March 31, 2019	$6,750,626	$—	$2,769,229	$—	$—	$4,518,365	$—	$363,004	$14,401,224
March 31, 2020	42,333,174	—	11,520,149	10,160,576	—	3,434,139	115,038	288,385	67,851,461

Amortization expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive income (loss):

	Years ended
	March 31,	March 31,
	2020	2019

Cost of sales	$40,384	$—
Research and development expenses	—	10,096
Selling, general and administrative expenses	4,960,526	694,609
	$5,000,910	$704,705

An impairment test of goodwill is performed on an annual basis, or more frequently if an impairment indicator is triggered. Impairment is determined by assessing the recoverable amount of the group of CGUs to which goodwill is allocated and comparing it to the CGUs’ carrying amount. For the purpose of impairment testing, this represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The aggregate amount of goodwill is allocated to each CGU as follows:

	March 31,	March 31,
	2020	2019

Biodroga - Nutraceutical segment	$3,283,626	$6,750,626
SugarLeaf - Cannabis segment	39,049,548	—
	$42,333,174	$6,750,626

During the third quarter of 2020, management determined there was an impairment indicator due to a decline in hemp derived CBD refined oil pricing as well as a decrease in forecasted sales volumes for the SugarLeaf CGU. The recoverable amount of the SugarLeaf CGU was determined using the value-in-use basis, and was determined to be lower than the carrying value, resulting in a goodwill impairment loss of $44,096,585. During the fourth quarter of 2020, the hemp derived CBD refined oil pricing continued to face a decline and the forecasted sales volume continued to decrease. As a result, during the fourth quarter of 2020, the Corporation recorded an additional goodwill impairment loss of $37,984,681 as it concluded that the recoverable amount based on the value in use was less than the carrying value of the CGU.

The value in use was estimated using discounted cash flow forecasts with a pre-tax discount rate of 18% for the third and fourth quarter impairment tests. The discount rate represents the weighted average cost of capital ("WACC") for comparable companies operating in similar industries as the CGU, based on publicly available information. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risk related to the projected cash flows of the CGU. The recoverable amount of the SugarLeaf CGU at March 31, 2020 is $69,395,970.

Cash flows were projected using actual operating results, past experience and five-year financial budgets that reflect current economic conditions and include a terminal growth rate of 2.5% for the third and fourth quarter impairment tests.

The Corporation performed its annual impairment testing of the nutraceutical goodwill as at March 31, 2020. The recoverable amount of Biodroga operations CGU was determined using the value-in-use basis, and was determined to be lower than the carrying value, as such an impairment expense of $3,467,000 was recorded in the year ended March 31, 2020.

The value-in-use of the CGU was estimated using discounted cash flow forecasts with a pre-tax discount rate of 14.25%. The discount rate represents the WACC for comparable companies operating in similar industries as the CGU, based on publicly available information. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of the CGU.

Cash flows were projected based on past experience, actual operating results and the three-year business plan including a terminal growth rate of 2.0%.

The assumptions used by the Corporation in the cash flow forecast discounting model are classified as Level 3 in the fair value hierarchy, signifying that they are not based on observable market data. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

10.	Trade and other payables:

	March 31,	March 31,
	2020	2019

Trade payables	$5,157,772	$3,002,341
Accrued liabilities and other payables	3,271,958	3,319,546
Employee salaries and benefits payable	3,089,673	1,434,567
Short-term portion of long-term payables	932,266	762,785
	$12,451,669	$8,519,239

The Corporation’s exposure to foreign exchange and liquidity risks related to trade and other payables is presented in note 20 (b).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

11.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	March 31,	March 31,
	2020	2019

Loans and borrowings:
Revolving facility of $5,000,000 secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible. The Corporation is subject to certain financial covenants under this secured facility. As at March 31, 2020, Neptune was in compliance with these financial covenants. Amounts are net of transaction costs of $69,073. (i)	$3,180,927	$—

Loan, bearing interest at prime rate plus 1.70%, secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursed during the year.	—	2,846,501

Authorized bank line of credit of $2,500,000 bearing interest at prime rate plus 0.50%, reimbursed and extinguished during the year.	—	620,000

	3,180,927	3,466,501
Less current portion of loans and borrowings	3,180,927	3,466,501
Loans and borrowings	$—	$—
(i)

During the year ended March 31, 2020, Neptune closed a revolving line of credit with a large Canadian financial institution for an amount of $5,000,000 to support the nutraceutical segment. As at March 31, 2020, the Corporation has drawn banker’s acceptances for $3,250,000 with maturity dates from May 28, 2020 to June 1st, 2020. The banker’s acceptances bear interest at banker’s acceptances rate at issuance plus 2.45%.

Some of the proceeds resulting from the private placement (refer to note 14 (g)) were used to completely reimburse the loan and the bank line of credit during the year ended March 31, 2020.

During the year ended March 31, 2020, interest expense of $337,096 (2019 - $284,032) was recognized on loans and borrowings.

The Corporation’s exposure to liquidity risks related to loans and borrowings is presented in note 20 (b).

12.   Provisions

(a)

During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a Corporation’s former chief executive officer (a “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to a Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against a Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to a Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by a Former CEO that annual royalties be payable to a Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of a Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded a Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial cost and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to a Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

A litigation provision of $2,130,074 was recorded in the consolidated statement of financial position of the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings, and also estimated legal fees for the appeal. During the year ended March 31, 2020, the Corporation paid $1,200,537 related to the portion of the judgment not contested by Neptune and also paid $106,817 in legal fees for the appeal. During the year ended March 31, 2020, an additional amount of $292,983 has been recorded as a provision for royalty payments owed on consolidated revenues and as expenses related to the litigation, in the selling, general and administrative expenses of the of the consolidated statements of earnings and comprehensive loss. The provision recorded for this litigation is $1,115,703 as at March 31, 2020.

The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. Management does not believe it is possible to make assumptions on the evolution of the cases beyond the statement of financial position date.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation filed its appeal factum on July 30, 2019 and a Former CEO filed his appeal on September 30, 2019.

(b)

In addition to the above, a Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to a Former CEO. The common shares of Acasti transferable to a Former CEO of $2,835,000 were presented as current other assets in the statement of financial position of the year ended March 31, 2019 (note 20 (a)). In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,834,502 was recorded in the consolidated statement of financial position relating to this settlement. During the year ended March 31, 2020, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to a Former CEO. Neptune received full and final release on all claims in connection with this case.

13.  Long-term payables:

(a)

On September 30, 2016, Neptune through its subsidiary Biodroga entered into an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. The agreement provides Neptune with the right to manufacture, distribute and sell MaxSimil in the nutraceutical field.

As at September 30, 2016, Neptune has recorded an intangible asset of $935,804 at the discounted fair value (US$850,000) and a long-term payable of the same amount. During the year ended March 31, 2020, the Corporation signed a termination agreement with Ingenutra Inc. which provides the Corporation to pay the remaining royalties attributable to the intangible asset in quarterly instalments until July 2021. Under the initial agreement, a royalty fee of $376,940 has been recorded in cost of sales for the year ended March 31, 2020 (2019 - $341,825) in the consolidated statements of earnings and comprehensive loss.

As at March 31, 2020, the short-term and long-term payable to Ingenutra Inc. are respectively $362,266 and $106,886 (2019 - $542,285 and $111,686). The short-term portion is included in Trade and other payables in the consolidated statement of financial position.

The minimum annual volumes to be reached according to the agreement are terminated under the termination agreement. At the same date, the Corporation signed an agreement for the same patents with the founder of the speciality agreement. In connection with this new agreement, Neptune must pay royalties based on sales, using this specialty ingredient. Minimum annual volumes must be reached for the duration of the agreement of 8 years (refer to note 21 (a)(i)).

(b)	On December 21, 2018, Neptune entered into a multi-year IP licencing and capsule agreement with Lonza, a global leader in the life sciences industry.

On that date, Neptune has recorded an intangible asset of $2,718,208 with a corresponding amount in liabilities. The amount of liabilities consisted of an upfront payment of $1,768,260 (US$1,300,000), which was paid in February 2019, and payments in the next twelve months based on minimum volume commitments of $147,000 and future royalty payments based on minimum volume commitments, irrespective of the volume achieved, with a present value of $802,948. In addition, all royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold. The intangible asset will be amortized over a 31 months period and the expense will be presented in the cost of goods sold. This 5 year agreement also includes a supply agreement for empty capsules.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

As at March 31, 2020, the short-term and long-term payable to Lonza are respectively $570,000 and $448,554 (2019 - $220,500 and $743,651). The short-term portion is included in Trade and other payables in the consolidated statement of financial position. During the year ended March 31, 2020, the Corporation recorded a penalty fee for late commercialization according to the agreement of $158,064 in the cost of sales in the consolidated statement of earnings and comprehensive income (loss).

14.	Capital and other components of equity:
(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➣	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➣

Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b)	Share options exercised:

During the year ended March 31, 2020, Neptune issued 2,067,418 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.90 per common share for a total cash consideration of $3,930,424.

During the year ended March 31, 2019, Neptune issued 1,047,523 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.62 per common share for a total cash consideration of $1,697,933.

(c)	DSUs released:

During the year ended March 31, 2020, Neptune issued 333,279 common shares of the Corporation to former CEO, former Chief Financial Officer and to former member of the Board of Directors at a weighted average price of $1.48 per common share for past services.

During the year ended March 31, 2019, Neptune issued 135,557 common shares of the Corporation to former members of the Board of Directors at a weighted average price of $1.51 per common share for past services.

(d)	RSUs released:

During the year ended March 31, 2020, Neptune issued 437,849 common shares of the Corporation to the CEO as part of his employment agreement at a weighted average price of $5.80 per common share. Withholding taxes of $962,077 were paid pursuant to the issuance of these RSUs resulting in the Corporation not issuing an additional 262,153 RSUs.

(e)	Provision and liability settled in shares:

During the year ended March 31, 2020, Neptune issued 600,000 common shares of the Corporation to a Former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014 (refer to note 12 (b)).

During the year ended March 31, 2019, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$625,000). Total issuance costs related to this transaction amounted to $9,930 and were recorded against share capital.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

(f)	Warrants:

The warrants of the Corporation are composed of the following as at March 31, 2020 and 2019:

			March 31,			March 31,
			2020			2019
	Number	Number		Number	Number
	outstanding	vested	Amount	outstanding	vested	Amount

Warrants IQ financing (i)	—	—	$—	750,000	750,000	$648,820
Warrants IFF (ii)	2,000,000	—	388,281	—	—	—
Warrants AMI (iii)	4,175,000	3,300,000	18,209,495	—	—	—
	6,175,000	3,300,000	$18,597,776	750,000	750,000	$648,820
(i)	During the year ended March 31, 2020, Neptune issued 750,000 common shares of the Corporation for warrants exercised for a total cash consideration of $2,527,500.
(ii)

During the year ended March 31, 2020, Neptune granted 2,000,000 warrants with an exercise price of US$12.00 expiring on November 7, 2024. The warrants, granted in exchange for services to be rendered by nonemployees, vest in four equal biannual installments, starting on May 7, 2020. As at March 31, 2020, the fair value of the services to be rendered has been estimated using the fair value of the warrants using the Black-Scholes option pricing model to be $999,443 (US$0.7 million) of which $388,281 was recognized as an expense during the year ended March 31, 2020. The Corporation used a risk-free rate of 1.70%, a volatility of 81% and a contractual life of 5 years in the model. These inputs are classified as Level 3 in the fair value hierarchy. Each quarter-end, the fair value of the non vested warrants will be revaluated.

(iii)

During the year ended March 31, 2020, Neptune granted 4,175,000 warrants with an exercise price of US$8.00 expiring on October 3, 2024 and February 5, 2025. The warrants, granted in exchange for services to be rendered by non-employees, vest proportionally to the services rendered. The fair value of the warrants is based on the fair value of the services which are reliably measurable. The fair value has been estimated to $23,131,195 (US$16.7 million) of which $18,209,495 was recognized as an expense during the year ended March 31, 2020.

(g)	Private placement:

On July 18, 2019, Neptune completed a private placement of 9,415,910 common shares of the Corporation at a purchase price of US$4.40 per common share for total gross proceeds to the Corporation of $53,970,867 (US$41,430,004). Total issue costs related to this transaction amounted to $2,538,736 and were recorded against share capital.

(h)	At-The-Market Offering:

On March 11, 2020, Neptune entered into an Open Market Sale Agreement with Jefferies LLC pursuant to which the Corporation may from time to time sell, through at-the-market (ATM) offerings with Jefferies LLC acting as sales agent, such common shares as would have an aggregate offer price of up to $70,310,000 (US$50,000,000). The Corporation sold a total of 4,159,086 common shares of the Corporation through the ATM over the NASDAQ stock market, for gross proceeds of $7,069,220 (US$4,971,104) and net proceeds of $6,760,099. The 3% commissions paid and transaction costs amounted to $309,121. The shares were sold at the prevailing market prices which resulted in a weighted average price of US$1.20 per share.

Subsequent to year-end, the Corporation sold a total of 5,411,649 shares through the ATM program over the NASDAQ stock market, for gross proceeds of $19,229,883 and net proceeds of $18,652,987. The 3% commissions paid and transaction costs amounted to $843,835. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

(i)	SugarLeaf Acquisition:

On July 24 2019, as part of the initial consideration paid for the acquisition of SugarLeaf, Neptune issued 1,587,301 common shares of the Corporation for total consideration of $7,966,970, representing the fair value of the common shares at the date of acquisition (refer to note 4).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

15.	Personnel expenses:

	Years ended
	March 31,	March 31,
	2020	2019

Salaries and other short-term employee benefits	$17,245,401	$7,665,614
Severance	385,182	—
Share-based compensation	16,471,766	3,712,415
	$34,102,349	$11,378,029

16.	Finance income and finance costs:

(a) Finance income:

	Years ended
	March 31,	March 31,
	2020	2019

Interest income	$151,219	$234,700
Foreign exchange gain	1,883,999	11,952
Finance income	$2,035,218	$246,652

(b) Finance costs:

	Years ended
	March 31,	March 31,
	2020	2019

Interest charges and other finance costs	$(477,370)	$(455,136)
Interest on lease liabilities (note 8)	(106,337)	—
Finance costs	$(583,707)	$(455,136)

17.	Share-based payments:

At March 31, 2020, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least 100% of the Market Price (as defined below) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the volume weighted average trading price of the Common Shares (VWAP), calculated by dividing the total value by the total volume of Common Shares traded for a relevant period on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject to, among others, the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months with gradual and equal acquisition vesting on no less than a quarterly basis; the Corporation can issue a number of Common Shares not exceeding 25% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan; the total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 20% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The number and weighted average exercise prices of stock options are as follows:

		2020		2019
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2019 and 2018	$2.02	9,651,085	$1.92	10,091,546
Granted	5.35	1,597,939	4.59	333,062
Exercised (note 14 (b))	1.90	(2,067,418)	1.65	(747,523)
Forfeited (i)	3.53	(1,139,179)	4.65	(26,000)
Options outstanding at March 31, 2020 and 2019	$2.50	8,042,427	$2.02	9,651,085

Options exercisable at March 31, 2020 and 2019	$2.20	3,666,651	$1.99	3,390,310

				2020

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.24 - $1.91	1.42	931,248	759,152	$1.54
$1.92 - $2.05	2.23	4,294,779	1,291,779	1.98
$2.06 - $2.36	1.70	1,375,000	1,350,000	2.16
$2.37 - $5.19	4.10	622,161	140,720	4.60
$5.20 - $6.65	5.19	819,239	125,000	6.31
	2.49	8,042,427	3,666,651	$2.20

(i)

On July 8, 2019, Neptune announced the appointment of its new Chief Executive Officer (CEO) and Member of the Board of Directors following the resignation of the previous CEO. According to the immediately preceding CEO’s amended employment agreement, the immediately preceding CEO was entitled to his unvested options that vested on a pro-rata basis as of his termination employment date. As a result of applying the clauses of this agreement, 638,493 of his outstanding unvested options vested with an accelerated vesting date and 510,794 of his unvested options were forfeited at the separation date resulting in a stock-based compensation expense of $32,854 during the year ended March 31, 2020.

The Vice-President & Chief Financial Officer (CFO) of the Corporation left the Corporation with an effective date of November 11, 2019. According to his separation agreement, the former Vice-President and CFO was entitled to his unvested options with an accelerated vesting date resulting in an expense of 264,274 during the year ended March 31, 2020.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended March 31, 2020 and 2019:

	2020	2019

Exercise price	$5.35	$4.59
Share price	$5.05	$4.82
Dividend	‒	‒
Risk-free interest	1.47%	1.92%
Estimated life (years)	4.17	3.39
Expected volatility	65.63%	55.93%

The weighted average fair value of the options granted to employees during the year ended March 31, 2020 is $2.37 (2019 - $2.05). There were 100,000 options granted to non-employees during the year ended March 31, 2020 (nil for 2019).

Stock-based compensation recognized under this plan amounted to $4,075,689 for the year ended March 31, 2020 (2019 - $3,577,748).

(ii)	Non-market performance options:

On July 8, 2019, the Corporation granted 3,500,000 non-market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of non-market performance conditions within the following ten years. These non-market performance options required the approval of amendments to the stock option plan in the previous shareholders’ meeting and therefore the fair value of these options was revaluated on the shareholders’ meeting date. None of these non-market performance options have vested as at March 31, 2020.

The number and weighted average exercise prices of performance options are as follows:

	2020
	Weighted
	average
	exercise	Number of
	price	options

Options outstanding at April 1, 2019	$—	—
Granted	5.90	3,500,000
Options outstanding at March 31, 2020	$5.90	3,500,000

The fair value of the CEO non-market performance options granted has been estimated according to the Black-Scholes option pricing model at the grant date using the following assumptions:

Year ended March 31, 2020

Exercise price	$5.90
Share price	$6.42
Dividend	‒
Risk-free interest	1.59%
Estimated life (years)	10
Expected volatility	69.00%

The expected volatility was based on the historical volatility of the Corporation’s stock.

The weighted average fair value of the non-market performance options granted to the CEO during the year ended March 31, 2020 is $4.86.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The fair value at grant date is $17,011,365 and the period over which the expense is being recognized was initially up to 9.7 years. As at March 31, 2020, a change in the estimated probability of achievement of the non-market performance conditions resulted in a reversal of expense related to the last tranche not expected to vest, and the recognition of the expense related to the two first tranches over a longer number of years, ranging from 7.7 to 9.7 years. This change in the estimated probability of achievement of the non-market performance conditions resulted in a revised amount to be expensed of $9,720,798, of which an expense of $747,128 has already been recorded, thus the remaining unrecognized amount to be recognized over the remaining period is $8,973,670.

Stock-based compensation recognized under this plan amounted to $747,124 for the year ended March 31, 2020 (2019 - nil).

(iii)	Market performance options:

On July 8, 2019, the Corporation granted 5,500,000 market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of market performance conditions within the following ten years. Some of these market performance options required the approval of amendments to the stock option plan in the previous shareholders meeting and therefore the fair value of these options was revaluated on the shareholders meeting date. As at March 31, 2020, 750,000 market performance options had vested.

The number and weighted average exercise prices of market performance options are as follows:

	2020		2019
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2019 and 2018	$1.55	25,000	$1.55	325,000
Granted	5.88	5,500,000	—	—
Exercised (note 14 (b))	—	—	1.55	(300,000)
Options outstanding at March 31, 2020 and 2019	$5.86	5,525,000	$1.55	25,000

Options exercisable at March 31, 2020 and 2019	$5.66	775,000	$1.55	25,000

	2020
	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.55	0.55	25,000	25,000	$1.55
$5.88	9.28	5,500,000	750,000	5.80
	9.24	5,525,000	775,000	$5.66

The fair value of market performance options granted has been estimated according to a risk-neutral Monte Carlo simulation pricing model based on the grant date following assumptions for options granted to the CEO:

2020

Exercise price	$5.88
Share price	$6.28
Dividend	‒
Risk-free interest	1.69%
Estimated life (years)	10
Expected volatility	68.13%

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The expected volatility was based on the historical volatility of the Corporation’s stock.

The weighted average fair value of the non-market performance options granted to the CEO during the year ended March 31, 2020 is $4.29.

The fair value at grant date is $23,614,977 and the period over which the expense is being recognized is 9.78 years and will be recognized regardless of whether the market conditions are achieved.

Stock-based compensation recognized under this plan amounted to $2,260,597 for the year ended March 31, 2020 (2019 - $40,942). Unrecognized compensation cost at March 31, 2020 is $21,354,380.

(b)	Deferred Share Units (‘’DSUs’’) and Restricted Share Units (‘’RSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

	2020		2019
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2019 and 2018	$1.56	448,387	$1.50	570,752
Granted	5.60	8,924	3.79	19,788
Forfeited	1.75	(75,719)	3.79	(6,596)
Released through the issuance of common shares (note 14 (c))	1.48	(333,279)	1.51	(135,557)
DSUs outstanding at March 31, 2020 and 2019	$2.60	48,313	$1.56	448,387

DSUs exercisable at March 31, 2020 and 2019	$2.47	45,730	$1.50	285,089

Of the 48,313 DSUs outstanding as at March 31, 2020, 6,596 DSUs vested upon achievement of performance conditions, 11,058 DSUs vested upon services to be rendered during a period of twelve months from date of grant, 2,583 DSUs will vested after the completion of service to be rendered and 28,076 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the year ended March 31, 2020 was $5.60 (2019 - $3.79).

Stock-based compensation recognized under this plan amounted to ($14,445) for the year ended March 31, 2020 (2019 - $93,725).

As part of the employment agreement of the new CEO, the Corporation granted RSUs which vest over three years in 36 equal instalments. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year ended March 31, 2020 was $5.80 per unit.

	2020
	Weighted
	average
	share	Number of
	price	RSUs

RSUs outstanding at April 1, 2019	$—	—
Granted	5.80	2,800,000
Released through the issuance of common shares (note 14 (d))	5.80	(437,849)
Withheld as payment of withholding taxes (note 14 (d))	5.80	(262,153)
RSUs outstanding at March 31, 2020	$5.80	2,099,998

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Stock-based compensation recognized under this plan amounted to $9,525,623 for the year ended March 31, 2020 (2019 - nil). Unrecognized compensation cost at March 31, 2020 is $6,718,656.

Stock-based compensation is included in the consolidated statement of earnings and comprehensive income (loss) in the following captions:

	Years ended
	March 31,	March 31,
	2020	2019

Included in cost of sales	$330,691	$—
Included in selling, general and administrative expenses	15,888,976	2,666,000
Included in research and development expenses	374,921	1,046,415
Total stock-based compensation	$16,594,588	$3,712,415

18.	Income taxes:

Deferred taxes expense:

	2020	2019

Origination and reversal of temporary differences	$(6,300,795)	$(5,016,319)
Change in unrecognized deductible temporary differences	10,902,135	5,186,330
Deferred tax expense	$4,601,340	$170,011

Reconciliation of effective tax rate:

	2020	2019

Loss before income taxes	$(56,261,922)	$(23,021,688)

Basic combined Canadian statutory income tax rate [1]	26.58%	26.68%
Income tax	$(14,954,419)	$(6,142,186)
Increase (decrease) resulting from:
Change in unrecognized deductible temporary differences	10,902,135	5,186,330
Permanent difference on impairment on goodwill	4,525,915	—
Non-deductible stock-based compensation	4,410,842	990,472
Difference in statutory tax rates of foreign subsidiaries	(190,567)	—
Other permanent differences and other	(92,566)	135,395
Total tax expense	$4,601,340	$170,011
[1]	The Canadian combined statutory income tax rate has decreased due to a reduction in the provincial statutory income tax rate.

Recognized deferred tax assets and liabilities:

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The details of changes of deferred income taxes are as follows for the year ended March 31, 2020:

	Balance as at	Foreign		Balance as at
	March 31,	exchange	Recognized in	March 31,
	2019	effect	net income	2020

Tax losses carried forward	$5,926,010	$104,541	$1,902,655	$7,933,206
Research and development expenses	244,173	—	67,738	311,911
Intangible assets	(1,041,732)	27,293	686,591	(327,848)
Right-of-use assets	—	(5,165)	(344,365)	(349,530)
Goodwill	—	(311,098)	(6,744,802)	(7,055,900)
Property, plant and equipment	(3,813,728)	(37,777)	(804,544)	(4,656,049)
Lease liabilities	—	5,621	202,260	207,881
Tax credits receivable	(40,555)	—	(8,330)	(48,885)
Prepaid royalty income	(1,471,349)	—	441,457	(1,029,892)
	$(197,181)	$(216,585)	$(4,601,340)	$(5,015,106)

The details of changes of deferred income taxes are as follows for the year ended March 31, 2019:

	Balance as at		Balance as at
	March 31,	Recognized in	March 31,
	2018	net income	2019

Tax losses carried forward	$7,341,814	$(1,415,804)	$5,926,010
Research and development expenses	245,177	(1,004)	244,173
Intangible assets	(1,196,882)	155,150	(1,041,732)
Property, plant and equipment	(4,463,815)	650,087	(3,813,728)
Tax credits receivable	(40,708)	153	(40,555)
Prepaid royalty income	(1,912,756)	441,407	(1,471,349)
	$(27,170)	$(170,011)	$(197,181)

As at March 31, 2020, no deferred tax liability was recognized for temporary differences arising from investments in subsidiaries because the Corporation controls the decisions affecting the realization of such liabilities and it is probable that the temporary differences will not reverse in the foreseeable future.

As at March 31, 2020, the amounts and expiry dates of tax attributes and temporary differences, for which no tax assets have been recognized, which are available to reduce future years’ taxable income were as follows. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Corporation can utilise the benefits there from.

	Federal	Provincial
Tax losses carried forward
2035	$11,254,000	$6,276,000
2036	3,052,000	3,052,000
2037	9,050,000	10,499,000
2038	27,000	22,000
2039	9,971,000	10,595,000
2040	42,768,000	42,768,000
	$76,122,000	$73,212,000

Research and development expenses, without time limitation	$11,415,000	$16,091,000

Other deductible temporary differences, without time limitation	$5,212,000	$5,212,000

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

As at March 31, 2020, the Corporation had realized and unrealized capital losses of $20,386,757 ($21,733,388 in 2019) that can be carried forward indefinitely, for which no deferred tax assets have been recognized. These losses may only be applied against future capital gains and the Corporation does not expect to generate capital gains in the near future.

Tax credits receivable and recoverable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government amounting to $14,336 ($49,685 as at March 31, 2019) which relate to qualifiable research and development expenditures under the applicable tax laws.

Tax credits recoverable of $184,470 ($152,464 as at March 31, 2019) comprise research and development investment tax credits recoverable against income taxes otherwise payable to the federal government.

Unused federal Research and Development investment tax credits, for which no benefit has been recognized, may be used to reduce future federal income taxes payable and expire as follows:

2022	$76,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	107,000
2030	206,000
2031	244,000
2032	129,000
2033	124,000
2034	106,000
2035	263,000
2036	210,000
2037	159,000
2038	63,000
2039	41,000
$2,374,000

The amounts recorded as tax credits receivable or recoverable are subject to a government tax audit and the final amount received may differ from those recorded.

19.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	March 31,	March 31,
	2020	2019

Trade and other receivables	$(5,005,467)	$(165,944)
Prepaid expenses	(2,895,616)	(720,733)
Inventories	(4,737,264)	223,168
Trade and other payables	5,165,884	680,689
Deferred revenues	14,539	22,751
Provisions	(1,226,873)	7,964,576
Changes in operating assets and liabilities	$(8,684,797)	$8,004,507

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

(b)	Non-cash transactions:

	March 31,	March 31,
	2020	2019

Acquired property, plant and equipment included in trade and other payables	$1,637,180	$1,316,567
Intangible assets included in trade and other payables	712,553	557,480
Intangible assets included in long-term payables	379,948	841,134
Provision settled in shares of the Corporation (note 12 (b))	3,312,000	—
Deferred lease inducements against right-of-use assets for IFRS 16 transition (note 3 (q)(i)))	207,745	—
Prepaid rent applied against right-of-use assets for IFRS 16 transition (note 3 (q)(i)))	22,127	—
Settlement of pre-existing relationship included in prepaid expenses (note 4)	1,228,635	—
Common shares of Acasti held by the Corporation transferred to settle provision (note 12 (b))	2,310,000	—

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash (used in) provided by financing activities		Non-cash changes
	Balance as at March 31, 2019	Proceeds	Repayments	Accretion of interest	Financing and discounted fees	Balance as at March 31, 2020
Loan	$2,846,501	$–	$(2,957,132)	$110,631	$–	$–
Facility of credit	–	4,100,000	(850,000)	34,535	(103,608)	3,180,927
Bank line of credit	620,000	–	(620,000)	–	–	–
Total long-term debt	$3,466,501	$4,100,000	$(4,427,132)	$145,166	$(103,608)	$3,180,927

		Cash (used in) provided by financing activities		Non-cash changes
	Balance as at March 31, 2018	Proceeds	Repayments	Accretion of interest	Financing and discounted fees	Changes in fair value	Balance as at March 31, 2019
Loan	$3,891,077	–	$(1,071,433)	$32,599	$(5,742)	–	$2,846,501
Balance of purchase price	261,596	–	(261,596)	–	–	–	–
Bank line of credit	490,000	130,000	–	–	–	–	620,000
Finance lease liabilities	18,683	–	(18,683)	–	–	–	–
Total long-term debt	$4,661,356	$130,000	$(1,351,712)	$32,599	$(5,742)	$–	$3,466,501

Interest rate swap asset used for hedging	$(19,090)	$–	$–	$–	$–	$19,090	$–

20.	Financial instruments:
(a)	Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti Pharma Inc. (“Acasti”) and contingent consideration (refer to note 4).

As at March 31, 2020, the Corporation has 1,000,000 common shares of Acasti (5,064,694 as at March 31, 2019). The fair value of the investment in Acasti was determined to be $530,000 or $0.53 per share as at March 31, 2020 ($6,837,337 or $1.35 per share as at March 31, 2019). During the year ended March 31, 2020, 2,100,000 Acasti shares held by the Corporation were transferred to settle a litigation with a Former CEO (refer to note 12 (b)) with a change in fair value loss of $525,000 and 1,964,694 Acasti shares held by the

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Corporation were sold for net proceeds of $5,317,770 and a change in fair value loss of $896,313. The net change in fair value of the investment including any gain or loss on the transfer or sale of the shares amounted to a $1,320,431 gain (2019 - $251,597 gain), for the year ended March 31, 2020 and was recognized in other comprehensive income (loss).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings and long-term payable is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

(b)	Management of risks arising from financial instruments:

In the normal course of business, the Corporation is subject to various risks relating to credit, foreign exchange, interest rate and liquidity. The Corporation manages these risk exposures on an ongoing basis. The Corporation’s management is responsible for determining the acceptable level of risk and only uses derivative financial instruments to manage existing or anticipated risks, commitments or obligations based on its past experience. The following analysis provides a measurement of risks arising from financial instruments.

(i)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents and short-term investments, which are managed by dealing only with highly-rated Canadian institutions. The carrying amount of these financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

As at March 31, 2020, two customer accounted for respectively 13.3% and 11.4% of total trade accounts included in trade and other receivables. As at March 31, 2019, one customer accounted for 23.3% of total trade accounts included in trade and other receivables.

Most of the Corporation's customers are distributors for a given territory and are privately-held and publicly owned companies. The profile and credit quality of the Corporation’s customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 90% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for its customers. New customers are subject to the same process as regular customers. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The aging of trade receivable balances and the allowance for doubtful accounts as at March 31, 2020 and 2019 were as follows:

	March 31,	March 31,
	2020	2019

Current	$5,744,599	$3,872,893
Past due 0-30 days	930,050	792,910
Past due 31-120 days	1,993,731	27,885
Past due over 121 days	891,888	812,770
Trade receivables	9,560,268	5,506,458

Less expected credit loss	(723,623)	(616,846)
	$8,836,645	$4,889,612

The Corporation recognizes an impairment loss allowance under IFRS 9 based on expected credit losses on trade accounts receivable. In its assessment, management estimates the expected credit losses based on actual credit loss experience and informed credit assessment, taking into consideration current conditions and forward-looking information.

The movement in expected credit loss in respect of trade receivables was as follows:

	March 31,	March 31,
	2020	2019

Balance, beginning of year	$616,846	$605,964
Bad debt expenses	132,283	5,952
Foreign exchange loss	8,896	4,930
Reversal of the expected credit loss	(34,402)	—
Balance, end of year	$723,623	$616,846

As at March 31, 2020, the expected credit loss on other receivables is $45,587 (2019 - $43,275).

(ii)	Foreign exchange rate risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 35% (2019 - 67%) of the Corporation’s revenues are in US dollars. Most of the expenses, including for the purchase of raw materials are made in US dollars. There is a financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

		March 31,		March 31,
		2020		2019
	EURO	US$	EURO	US$

Cash and cash equivalents	$5,936	$8,422,874	$9,736	$623,698
Trade and other receivables	—	4,224,026	-	2,853,473
Trade and other payables and lease liabilities	(51,852)	(7,115,681)	(263,232)	(1,303,107)
Long-term payables	—	(448,554)	—	(111,686)
	$(45,916)	$5,082,665	$(253,496)	$2,062,378

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The following exchange rates are those applicable for the years ended March 31, 2020 and 2019:

		March 31,		March 31,
		2020		2019
	Average	Reporting	Average	Reporting

US$ per CAD	1.3306	1.4062	1.3122	1.3349
EURO per CAD	1.4784	1.5511	1.5192	1.4975

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rate to reflect a 5% strengthening of the US dollar would have increased (decreased) the net loss as follows, assuming that all other variables remained constant:

		March 31,		March 31,
		2020		2019
	EURO	US$	EURO	US$

Increase (decrease) in net profit	$(2,296)	$254,132	$(12,675)	$103,118

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

(iii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at March 31, 2020 and 2019 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Loans and borrowings	Fixed and variable interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The fixed rate borrowings expose the Corporation to a fair value risk but not cash flow interest rate risk.

Based on currently outstanding loans and borrowings at variable rates, an assumed 0.5% interest rate increase during the year ended March 31, 2020 would have increased consolidated net loss by $6,167 with an equal opposite effect for an assumed 0.5% decrease.

(iv)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 22. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review certain material transactions outside the normal course of business.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

The following are the contractual maturities of financial liabilities as at March 31, 2020 and 2019:

					March 31,
					2020
	Carrying	Contractual	Less than	1 to	More than
Required payments per year	amount	cash flows	1 year	5 years	5 years

Trade and other payables and long-term payables	$13,007,109	$13,007,109	$12,451,669	$555,440	$–
Loans and borrowings *	3,180,927	3,208,864	3,208,864	–	–
	$16,188,036	$16,215,973	$15,660,533	$555,440	$–

*	Includes interest payments to be made at the contractual rate.

					March 31,
					2019
	Carrying	Contractual	Less than	1 to	More than
Required payments per year	amount	cash flows	1 year	5 years	5 years

Trade and other payables and long-term payable	$9,374,576	$9,374,576	$8,519,239	$855,337	$–
Loans and borrowings *	3,466,501	3,577,595	3,577,595	–	–
	$12,841,077	$12,952,171	$12,096,834	$855,337	$–

*	Includes interest payments to be made at the contractual rate.
21.	Commitments and contingencies:
(a)	Commitments:
(i)

On November 2, 2017, Neptune has entered into an exclusive commercial agreement for a speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019.  On January 31, 2020, Neptune has entered into other commercial agreements for the same speciality ingredient in combination with fish oil products for a period of 8 years in replacement of a previous terminated agreement (refer to note 13). According to these agreements signed with the same third party, Neptune will pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreements for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,310,000.

(ii)

On December 21, 2018, Neptune entered into a 5-year IP licencing and capsule agreement with Lonza. All royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold.

(iii)	As of March 31, 2020, Neptune has purchase commitments in the approximate amount of $858,593 related to projects that are capital in nature.
(iv)

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract results in an annual expense of approximately $172,000 for 5 years. The Corporation has also entered into various other contracts and the remaining commitment related to those contracts amounts to $1,616,206 as of March 31, 2020.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are ongoing are as follows:

(i)

On March 21, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a Former CEO against the Corporation in respect of certain royalty payments alleged to be owed and owing to a Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a Former CEO (the “Agreement”). The Court declared that under the terms of the agreement, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,115,703 has been recognized (refer to note 12 (a)) for this claim as of March 31, 2020.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $5,202,940 (US$3,700,000). The full amount of trade receivable has been written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $173 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognised for this case as at March 31, 2020.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

22.	Capital management:

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, including the cannabis activities, selling, general and administrative expenses, its overall capital expenditures and those related to its debt reimbursement. The Corporation also needs to ensure adequate financing to support M&A activities. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital. The Corporation is subject to certain financial covenants under its secured facility of credit. As of March 31, 2020, the Corporation was in compliance with these financial covenants.

In recent years, the Corporation has financed its liquidity needs primarily through the cash coming from the sale of the krill business, a private placement, as well as the issuance of debt, warrants and common shares. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, investment tax credits, interest income and revenues from strategic partnerships, collaboration agreements and government assistance.

The Corporation defines capital as being the total of shareholders’ equity and loans and borrowings.

The Corporation’s primary objectives when managing capital are to:

•	Ensure that the Corporation will continue as a going concern while providing an appropriate investment return to its shareholders;
•	Optimize leverage position of the nutraceutical segment by generating positive cash flows and reducing the short-term debt;
•

Have sufficient liquidity until the generation of positive cash-flows in the cannabis segment while preserving a financial flexibility in order to continue to develop unique extracts and formulations in high potential growth segments such as medical and wellness cannabinoid-based products;

•	Maintain financial flexibility in order to have access to capital in the event of future acquisitions.

As at March 31, 2020 cash amounted to $16,577,076 (2019 – $3,676,704), and cash equivalents amounted to nil (2019 – $6,142,647).

The Corporation’s short-term investment as at March 31, 2020 and 2019 are as follows:

			March 31,			March 31,
			2020			2019
	Maturity			Maturity
	date	Rate	Amount	date	Rate	Amount

Short-term investment	April 28, 2020	1.40%	36,000	Dec. 11, 2019	1.40%	48,000

23.	Operating segments:

The Corporation’s reportable segments are the nutraceutical and the cannabis segments. The nutraceutical segment offers turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provides extraction and purification services from cannabis and hemp biomass. The Company also offers formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment income (loss) before corporate expenses, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

that operate within these industries. Due to the impairment of goodwill and change in fair value of the contingent consideration in the Cannabis segment during the year, performance is now measured using segment income (loss) before corporate expenses. The prior periods did not require adjustments as the only difference between the prior measure of “segment income (loss) from operating activities before corporate expenses” and the new measure of “segment income (loss) before corporate expenses” is the change in fair value of contingent consideration which only occurred in fiscal 2020.

The Sherbrooke and North Carolina facilities are used for the extraction, purification and formulation of cannabis and hemp oil extracts and are presented under the cannabis segment information.

(a)	Information about reportable segments:

Year ended March 31, 2020:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales, royalties and other revenues	$21,278,218	$8,075,070	$224,516	$29,577,804
Gross profit (loss)	6,573,249	(8,636,212)	224,516	(1,838,447)

Research and development expenses net of credits and grants	(456,659)	(2,413,838)		(2,870,497)
Selling, general and administrative expenses	(11,241,606)	(18,830,149)		(30,071,755)
Impairment loss on goodwill	(3,467,000)	(82,081,266)		(85,548,266)
Segment income (loss) before contingent consideration and corporate expenses	(8,592,016)	(111,961,465)	224,516	(120,328,965)

Change in fair value of contingent consideration	—	97,208,166		97,208,166
Segment income (loss) before corporate expenses	(8,592,016)	(14,753,299)	224,516	(23,120,799)

Unallocated costs:
Corporate general and administrative expenses			(34,592,634)	(34,592,634)
Net finance income			1,451,511	1,451,511
Income tax expense			(4,601,340)	(4,601,340)
Net loss				(60,863,262)

Depreciation and amortization	(674,776)	(7,212,875)	(496,585)	(8,384,236)
Stock-based compensation	(489,960)	(1,243,401)	(14,861,227)	(16,594,588)
Reportable segment assets	18,030,922	132,284,082	18,460,943	168,775,947
Reportable segment goodwill	3,283,626	39,049,548	—	42,333,174
Reportable segment liabilities	6,695,013	9,987,632	8,463,009	25,145,654

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Year ended March 31, 2019:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$24,429,592	$12,450		$24,442,042
Gross profit	7,601,998	12,450		7,614,448

Research and development expenses net of credits and grants	(488,152)	(6,723,401)		(7,211,553)
Selling, general and administrative expenses	(4,524,704)	(1,846,031)		(6,370,735)
Segment income (loss) before corporate expenses	2,589,142	(8,556,982)		(5,967,840)

Unallocated costs:
Corporate general and administrative expenses			$(8,914,981)	(8,914,981)
Litigation provisions			(7,930,383)	(7,930,383)
Net finance income			(208,484)	(208,484)
Income tax expense			(170,011)	(170,011)
Net loss				(23,191,699)

Depreciation and amortization	(718,519)	(2,125,727)	(212,076)	(3,056,322)
Stock-based compensation	(492,133)	(1,046,415)	(2,173,867)	(3,712,415)
Reportable segment assets	21,007,447	50,980,849	18,232,279	90,220,575
Reportable segment goodwill	6,750,626	—	—	6,750,626
Reportable segment liabilities	7,330,354	3,150,146	10,755,149	21,235,649

(b)	The Corporation derives sales revenue from the sales of goods which are recognized at a point in time and the processing services which are recognized over time as follows:

		Years ended
		March 31,	March 31,
	Segment	2020	2019

At a point in time
Nutraceutical products	Nutraceutical	$19,647,501	$23,150,566
Cannabis and hemp products	Cannabis	636,630	—

Over time
Processing services	Cannabis	7,438,440	12,450
		$27,722,571	$23,163,016
(c)	Geographic information:

	Year ended					Year ended
	March 31, 2020					March 31, 2019
	Nutraceutical	Cannabis	Royalties	Corporate	Total revenues	Nutraceutical	Royalties	Total revenues

Canada	$8,859,621	$5,375,057	$66,376	$224,516	$14,525,570	$8,606,834	$25,210	$8,632,044
United States	10,671,733	2,700,013	1,564,341	—	14,936,087	12,513,336	1,253,816	13,767,152
Other countries	116,147	—	—	—	116,147	2,042,846	—	2,042,846
	$19,647,501	$8,075,070	$1,630,717	$224,516	$29,577,804	$23,163,016	$1,279,026	$24,442,042

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Revenue is attributed to geographical locations based on the origin of customers’ location.

The Corporation’s property plant and equipment located in Canada are in the amount of $54,842,682 and the property plant and equipment located in the United States of America are in the amount of $5,815,892.

(d)	Non cash-consideration:

During the year ended March 31, 2020, the Corporation realized revenues for non-cash consideration amounting to $168,955 (2019 – nil).

(e)	Information about major customers:

During the year ended March 31, 2020, the Corporation realized revenues from the nutraceutical segment amounting to $5,033,261 from one customer accounting for 25.62% of nutraceutical revenues. During the year ended March 31, 2020, the Corporation realized revenues from the cannabis segment amounting to $2,215,592 from one customer accounting for 27.44% of cannabis revenues.

During the year ended March 31, 2019, the Corporation realized revenues from the nutraceutical segment amounting to $5,108,976 from one customer accounting for 20.90% of consolidated revenues.

24.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation as at March 31, 2020.

Key management personnel compensation includes the following for the years ended March 31, 2020 and 2019:

	Years ended
	March 31,	March 31,
	2020	2019

Short-term benefits	$5,680,693	$2,861,645
Share-based compensation costs	15,787,235	3,088,053
Severance (i)	272,788	—
Long-term incentive (ii)	1,150,298	—
	$22,891,014	$5,949,698

(i)	In the year ended March 31, 2020, an expense $272,788 was recorded related to the change in the management team as part termination severance.
(ii)

In the year ended March 31, 2020, an expense of $1,150,298 was recorded related to long-term incentive. The payable related to this long-term incentive of $1,217,769 is presented under Other liability in the consolidated statement of financial situation. According to the employment agreement with the CEO, a long-term incentive of $21,093,000 (US$15 million) is payable if the Corporation’s US market capitalization is at least $1.4 billion (US$1 billion) during its term agreement. Based on the risk-neutral Monte Carlo simulation, the Corporation could reach this market capitalization in 7.64 years and therefore the incentive is being recognized over the estimated period to achievement of 7.64 years. The assumptions used in the simulation include a risk free-rate of 0.70% and a volatility of 67.9%.

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”), a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune, is also a party to the agreement to provide related branding strategies and promotional activities.

Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2020 and 2019

Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. The payment of royalties to App Connect, subject to certain conditions, has been approved by the TSX.

25. Subsequent event:

The Corporation issued common shares. Refer to note 14 (h).